SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Magic Software Enterprises Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.1 par value

(Title of Class of Securities)

559166 10 3

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada St.

Or-Yehuda 60218, Israel

972-3-5389487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559166 10 3
1.	Names of Reporting Persons
Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required ☐ Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 20,867,734
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 20,867,734
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,867,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 47.1%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Amendment No. 17 (this “Amendment No. 17”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”), which is being filed by the Reporting Person (as defined in Item 2 below), relates to the ordinary shares, par value NIS 0.1 (“Ordinary Shares”) of Magic Software Enterprises Ltd. (“Magic” or the “Issuer”).

The Issuer is an Israeli company, whose principal executive offices are located at 5 Haplada Street, Or Yehuda 60218, Israel.

This Amendment No. 17 is being filed by the Reporting Person to report the following transactions in Ordinary Shares and related changes in percentage beneficial ownership of the Ordinary Shares held by the Reporting Person: Since the filling of Amendment No. 16 to the Statement on March 11, 2014, the Reporting Person has purchased an aggregate of 1,007,690 Ordinary Shares in open market transactions, for an aggregate purchase price of $6,395,137, as a result of which the Reporting Person’s beneficial ownership percentage of the outstanding Ordinary Shares has increased from 45.0% (as reported in Amendment No. 16) to 47.1%.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula” or the “Reporting Person”), which is organized under the laws of the State of Israel.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

The source of the funds for Formula’s purchases reported in this Amendment No. 17(as described in Item 1 above) was in each case Formula’s working capital.

Item 4: Purpose of Transaction

Formula has acquired the Ordinary Shares of the Issuer reported in this Amendment No. 17 for long-term investment purposes.

Formula may from time to time acquire additional Ordinary Shares in the open market or in privately negotiated transactions in order to support its control position in the Issuer or otherwise.

Formula does not have any current plans to dispose of securities of the Issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) Formula is the beneficial owner of and possesses sole voting and dispositive power with respect to 20,867,734 Ordinary Shares, which represent 47.1% of the total issued and outstanding Ordinary Shares of the Issuer. This percentage of beneficial ownership was calculated on the basis of 44,341,220 outstanding Ordinary Shares of the Issuer as of March 8, 2016. Such outstanding number of shares is based on information that was provided to the Reporting Person by the Issuer in response to the inquiry of the Reporting Person.

(c) During the sixty days preceding the date on which its percentage beneficial ownership increased by 1% relative to the beneficial ownership reported in Amendment No. 16 to the Statement, and since that time, Formula has purchased Ordinary Shares in the following transactions:

Date	Number of Shares Purchased	Average Price per Share	Nature of Transaction
December 6, 2015	25,517	$5.3002	broker-initiated transactions in open market (NASDAQ and TASE)
December 7, 2015	15,000	$5.3548	broker-initiated transactions in open market (TASE)
December 8, 2015	20,000	$5.3077	broker-initiated transactions in open market (TASE)
December 9, 2015	98,348	$5.3529	broker-initiated transactions in open market (NASDAQ and TASE)
December 10, 2015	70,602	$5.3865	broker-initiated transactions in open market (NASDAQ and TASE)
December 11, 2015	60,000	$5.4646	broker-initiated transactions in open market (NASDAQ)
February 21, 2016	100,000	$6.4928	broker-initiated transactions in open market (TASE)
February 22, 2016	50,000	$6.6490	broker-initiated transactions in open market (TASE)
February 23, 2016	31,352	$6.6719	broker-initiated transactions in open market (NASDAQ)
February 24, 2016	18,648	$6.7000	broker-initiated transactions in open market (NASDAQ)
February 25, 2016	3,000	$6.6963	broker-initiated transactions in open market (NASDAQ)
March 2, 2016	24,502	$6.9526	broker-initiated transactions in open market (TASE)
March 3, 2016	18,875	$7.0199	broker-initiated transactions in open market (NASDAQ)
March 8, 2016	50,000	$7.0805	broker-initiated transactions in open market (NASDAQ)

(d) None.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7: Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2016

FORMULA SYSTEMS (1985) LTD.

By: /s/ Asaf Berenstin
Name: Asaf Berenstin

Title: Chief Financial Officer